SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16a
of the Securities Exchange Act of 1934

 29 October 2026
LLOYDS BANKING GROUP plc
(Translation of registrant's name into English)

5th Floor
25 Gresham Street
London
EC2V 7HN
United Kingdom

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X..     Form 40-F

Index to Exhibits

Item

 No. 1 Regulatory News Service Announcement, 29 October 2026
           re: 2026 Q3 Interim Management Statement

Lloyds Banking Group plc

Q3 2026 results

29 October 2026

RESULTS FOR THE NINE MONTHS ENDED 30 SEPTEMBER 2026

“The Group is delivering sustained strength in financial performance, with continued income growth, improving operating leverage and strong and stable credit performance. Our differentiated business model is performing well and we are on track to meet our 2026 guidance. We are maintaining strategic delivery as we continue to focus on supporting UK households and businesses. As we near completion of our current strategic chapter, we are excited to begin executing on our new strategy, Accelerate 2030. This will ensure we can deliver continued, sustainable value for our customers and shareholders.”
Charlie Nunn, Group Chief Executive

Sustained strength in financial performance1

●   Statutory profit before tax of £6.6 billion (nine months to 30 September 2025: £4.7 billion), reflecting higher total income and a lower remediation charge, partially offset by higher charges for operating lease depreciation and impairment. Return on tangible equity of 17.9%

●   Underlying net interest income of £11.1 billion, up 10% year-on-year. Higher banking net interest margin of 3.21%, up 17 basis points (up 3 basis points in the third quarter compared to the second quarter), from stronger structural hedge income, franchise-led volume growth and hence average interest-earning banking asset growth of 4% to £477.5 billion, partially offset by asset margin compression and a competitive deposit market

●   Underlying other income of £5.0 billion, 10% higher year-on-year, with broad-based growth due to strengthening customer activity, the continued benefit of investments in strategic initiatives and the addition of Lloyds Wealth

●   Operating lease depreciation of £1.3 billion, up 17% given fleet growth, the depreciation of higher value vehicles and a second quarter charge for reduced used car prices, partially offset by continued risk mitigation

●   Operating costs of £7.2 billion, up 1% year-on-year, reflecting business growth costs, inflationary pressures and costs related to Lloyds Wealth, largely offset by continued cost savings, a lower severance expense and plateauing investment as the current strategic cycle culminates

●   Strong and stable credit performance, with arrears low and stable. The underlying impairment charge of £930 million, increasing year-on-year, resulted in an asset quality ratio of 25 basis points, reflecting lower releases and an £88 million charge from updated multiple economic scenarios

●   Underlying loans and advances to customers of £495.5 billion increased by £14.4 billion (3%) in the first nine months of 2026. Growth across Retail of £6.8 billion (or £8.6 billion excluding the impact of the securitisation of £1.8 billion of primarily legacy Retail mortgages in the second quarter) and Commercial Banking of £9.2 billion

●   Underlying loans and advances to customers increased by £4.0 billion in the third quarter across Retail and Commercial Banking, or £5.1 billion excluding central items, mainly the fair value hedge from rising swap rates

●   Customer deposits of £502.8 billion increased by £6.3 billion (1%) in the first nine months of 2026. Growth of £9.6 billion within Commercial Banking was partially offset by a reduction in Retail of £3.7 billion (mainly in the first quarter), due to disciplined pricing in the context of a competitive deposit market. Growth in the third quarter of £1.9 billion was driven by higher Commercial Banking deposits alongside broadly stable Retail balances

●   Strong capital generation of 153 basis points, primarily reflecting banking build, partially offset by risk-weighted asset increases. This resulted in a CET1 ratio of 13.3% after the interim ordinary dividend, the foreseeable ordinary dividend accrual, the share buyback announced in July 2026 and the completed acquisition of Curve

●   Risk-weighted assets of £247.4 billion, up £11.9 billion (5%), from lending growth partially offset by optimisation

●   Tangible net assets per share of 55.4 pence, down 1.6 pence in both the year to date and the third quarter. Growth from attributable profit and a reduction in the number of shares in issue from share buyback programmes was more than offset by capital distributions and changes in the cash flow hedge reserve from increased longer-term rates

On track to meet 2026 guidance

Based on the sustained strength in our financial performance and our current macroeconomic assumptions, for 2026 the Group remains on track to deliver its full year guidance:

●   Underlying net interest income of greater than £14.9 billion
●   Cost:income ratio of less than 50% (including operating costs of less than £9.9 billion)
●   Asset quality ratio of c.25 basis points
●   Return on tangible equity of greater than 16%
●   Capital generation of greater than 200 basis points2
●   To pay down to a CET1 ratio of c.13.0%

1 See the basis of presentation on page 17.
2 Excludes capital distributions.

INCOME STATEMENT (UNDERLYING BASIS)A AND KEY BALANCE SHEET METRICS

	Nine months ended 30 Sep 2026 £m	Nine months ended 30 Sep 2025 £m	Change %	Three months ended 30 Sep 2026 £m	Three months ended 30 Sep 2025 £m	Change %

Underlying net interest income	11,084	10,106	10	3,806	3,451	10
Underlying other income	4,996	4,526	10	1,686	1,557	8
Operating lease depreciation	(1,261)	(1,075)	(17)	(420)	(365)	(15)
Net income	14,819	13,557	9	5,072	4,643	9
Operating costs	(7,246)	(7,176)	(1)	(2,370)	(2,302)	(3)
Remediation	(61)	(912)	93	(22)	(875)	97
Total costs	(7,307)	(8,088)	10	(2,392)	(3,177)	25
Underlying profit before impairment	7,512	5,469	37	2,680	1,466	83
Underlying impairment charge	(930)	(618)	(50)	(313)	(176)	(78)
Underlying profit	6,582	4,851	36	2,367	1,290	83
Restructuring	(51)	(16)		(17)	(7)
Volatility and other items	94	(157)		(18)	(109)	83
Statutory profit before tax	6,625	4,678	42	2,332	1,174	99
Tax expense	(1,790)	(1,356)	(32)	(620)	(396)	(57)
Statutory profit after tax	4,835	3,322	46	1,712	778

Earnings per share	7.6p	4.8p	2.8p	2.8p	1.0p	1.8p
Banking net interest marginA	3.21%	3.04%	17bp	3.25%	3.06%	19bp
Average interest-earning banking assetsA (£bn)	477.5	460.4	4	481.0	465.5	3
Cost:income ratioA	49.3%	59.7%	(10.4)pp	47.2%	68.4%	(21.2)pp
Asset quality ratioA	0.25%	0.18%	7bp	0.25%	0.15%	10bp
Return on tangible equityA	17.9%	11.9%	6.0pp	19.5%	7.5%	12.0pp

	At 30 Sep 2026	At 30 Jun 2026	Change %	At 31 Dec 2025	Change %

Underlying loans and advances to customersA,1 (£bn)	495.5	491.5	1	481.1	3
Customer deposits (£bn)	502.8	500.9		496.5	1
Loan to deposit ratioA	99%	98%	1pp	97%	2pp
CET1 ratio	13.3%	13.6%	(0.3)pp	14.0%	(0.7)pp
Pro forma CET1 ratioA,2	13.3%	13.1%	0.2pp	13.2%	0.1pp
Total capital ratio	17.9%	18.4%	(0.5)pp	18.9%	(1.0)pp
MREL ratio	31.2%	32.0%	(0.8)pp	32.2%	(1.0)pp
UK leverage ratio	5.0%	5.1%	(0.1)pp	5.4%	(0.4)pp
Risk-weighted assets (£bn)	247.4	241.8	2	235.5	5
Wholesale funding3 (£bn)	109.9	107.8	2	95.6	15
Liquidity coverage ratio4	143%	144%	(1)pp	145%	(2)pp
Net stable funding ratio5	123%	123%		124%	(1)pp
Tangible net assets per shareA	55.4p	57.0p	(1.6)p	57.0p	(1.6)p

A See page 16.

1 The increase between 31 December 2025 and 30 September 2026 is net of the impact of the securitisation of £1.8 billion of primarily legacy Retail mortgages in April 2026.
2 30 June 2026 pro forma CET1 ratio reflects the full impact of the share buyback in respect of the first half of 2026, announced in July 2026. 31 December 2025 pro forma CET1 ratio reflects the full impact of the share buyback in respect of 2025, announced in January 2026.
3 From the second quarter of 2026, the Group revised its definition of wholesale funding to comprise debt securities in issue and subordinated liabilities only. The 31 December 2025 comparative period is represented on a consistent basis.
4 The liquidity coverage ratio is calculated as an average of month-end observations over the last 12 months.
5 The net stable funding ratio is calculated as an average of the last four quarter-end observations.

QUARTERLY INFORMATIONA

	Quarter ended 30 Sep 2026 £m	Quarter ended 30 Jun 2026 £m	Change %	Quarter ended 31 Mar 2026 £m	Quarter ended 31 Dec 2025 £m	Quarter ended 30 Sep 2025 £m	Quarter ended 30 Jun 2025 £m	Quarter ended 31 Mar 2025 £m

Underlying net interest income	3,806	3,709	3	3,569	3,529	3,451	3,361	3,294
Underlying other income	1,686	1,705	(1)	1,605	1,594	1,557	1,517	1,452
Operating lease depreciation	(420)	(452)	7	(389)	(379)	(365)	(355)	(355)
Net income	5,072	4,962	2	4,785	4,744	4,643	4,523	4,391
Operating costs	(2,370)	(2,402)	1	(2,474)	(2,585)	(2,302)	(2,324)	(2,550)
Remediation	(22)	(28)	21	(11)	(56)	(875)	(37)	–
Total costs	(2,392)	(2,430)	2	(2,485)	(2,641)	(3,177)	(2,361)	(2,550)
Underlying profit before impairment	2,680	2,532	6	2,300	2,103	1,466	2,162	1,841
Underlying impairment charge	(313)	(322)	3	(295)	(177)	(176)	(133)	(309)
Underlying profit	2,367	2,210	7	2,005	1,926	1,290	2,029	1,532
Restructuring	(17)	(16)	(6)	(18)	(30)	(7)	(5)	(4)
Volatility and other items	(18)	74		38	87	(109)	(37)	(11)
Statutory profit before tax	2,332	2,268	3	2,025	1,983	1,174	1,987	1,517
Tax expense	(620)	(700)	11	(470)	(548)	(396)	(577)	(383)
Statutory profit after tax	1,712	1,568	9	1,555	1,435	778	1,410	1,134

Earnings per share	2.8p	2.4p	0.4p	2.4p	2.2p	1.0p	2.1p	1.7p
Banking net interest marginA	3.25%	3.22%	3bp	3.17%	3.10%	3.06%	3.04%	3.03%
Average interest-earning banking assetsA (£bn)	481.0	477.9	1	473.5	470.3	465.5	460.0	455.5
Cost:income ratioA	47.2%	49.0%	(1.8)pp	51.9%	55.7%	68.4%	52.2%	58.1%
Asset quality ratioA	0.25%	0.26%	(1)bp	0.25%	0.14%	0.15%	0.11%	0.27%
Return on tangible equityA	19.5%	17.0%	2.5pp	17.0%	15.7%	7.5%	15.5%	12.6%

	At 30 Sep 2026	At 30 Jun 2026	Change %	At 31 Mar 2026	At 31 Dec 2025	At 30 Sep 2025	At 30 Jun 2025	At 31 Mar 2025
Underlying loans and advances to customersA,1 (£bn)	495.5	491.5	1	486.2	481.1	477.1	471.0	466.2
Customer deposits (£bn)	502.8	500.9		495.9	496.5	496.7	493.9	487.7
Loan to deposit ratioA	99%	98%	1.0pp	98%	97%	96%	95%	96%
CET1 ratio	13.3%	13.6%	(0.3)pp	13.4%	14.0%	13.8%	13.8%	13.5%
Pro forma CET1 ratioA,2,3	13.3%	13.1%	0.2pp	13.4%	13.2%	13.8%	13.8%	13.5%
Total capital ratio	17.9%	18.4%	(0.5)pp	18.2%	18.9%	18.6%	19.0%	18.4%
MREL ratio	31.2%	32.0%	(0.8)pp	31.7%	32.2%	31.2%	31.4%	30.4%
UK leverage ratio	5.0%	5.1%	(0.1)pp	5.1%	5.4%	5.2%	5.4%	5.5%
Risk-weighted assets (£bn)	247.4	241.8	2	240.8	235.5	232.3	231.4	230.1
Wholesale funding4 (£bn)	109.9	107.8	2	108.6	95.6	96.0	86.5	85.5
Liquidity coverage ratio5	143%	144%	(1)pp	144%	145%	145%	145%	145%
Net stable funding ratio6	123%	123%		123%	124%	126%	127%	128%
Tangible net assets per shareA	55.4p	57.0p	(1.6)p	57.9p	57.0p	55.0p	54.5p	54.4p

1 The increase between 31 March 2026 and 30 September 2026 is net of the impact of the securitisation of £1.8 billion of primarily legacy Retail mortgages in April 2026.
2 30 June 2026 pro forma CET1 ratio reflects the full impact of the share buyback in respect of the first half of 2026, announced in July 2026.
3 31 December 2025 pro forma CET1 ratio reflects the full impact of the share buyback in respect of 2025, announced in January 2026. 30 June 2025 pro forma CET1 ratio reflects the ordinary dividend received from the Insurance business in July 2025.
4 Revised basis, see footnote 3 on page 2.
5 The liquidity coverage ratio is calculated as an average of month-end observations over the last 12 months.
6 The net stable funding ratio is calculated as an average of the last four quarter-end observations.

BALANCE SHEET ANALYSIS

	At 30 Sep 2026 £bn	At 30 Jun 2026 £bn	Change %	At 31 Dec 2025 £bn	Change %

UK mortgages1	325.2	324.9		323.1	1
Credit cards	18.5	18.2	2	17.3	7
UK Retail unsecured loans	11.2	11.1	1	10.5	7
UK Motor Finance2	17.4	17.1	2	16.4	6
Overdrafts	1.3	1.3		1.3
Retail Europe	21.9	21.3	3	20.4	7
UK private bank3	1.4	1.3	8	1.1	27
Retail other3	0.2	0.1		0.2
Business and Commercial Banking4	29.8	29.6	1	29.3	2
Corporate and Institutional Banking4	69.7	66.6	5	61.0	14
Central Items5	(1.1)	–		0.5
Underlying loans and advances to customersA	495.5	491.5	1	481.1	3

Retail UK current accounts	103.8	103.2	1	102.8	1
Retail UK savings accounts6	193.6	193.9		197.2	(2)
Retail Europe6	14.8	15.3	(3)	15.3	(3)
UK private bank7	9.3	9.4	(1)	9.9	(6)
Commercial Banking	180.7	178.6	1	171.1	6
Central Items	0.6	0.5	20	0.2
Customer deposits	502.8	500.9		496.5	1

Total assets	995.1	994.2		944.1	5
Total liabilities	949.2	946.9		896.2	6

Ordinary shareholders’ equity	40.2	41.5	(3)	41.8	(4)
Other equity instruments	5.6	5.5	2	5.9	(5)
Non-controlling interests	0.2	0.2		0.2
Total equity	46.0	47.2	(3)	47.9	(4)

Ordinary shares in issue, excluding own shares	57,409m	58,081m	(1)	58,799m	(2)

1 The increase between 31 December 2025 and 30 September 2026 is net of the impact of the securitisation of £1.8 billion of primarily legacy Retail mortgages in April 2026.
2 UK Motor Finance balances on an underlying basisA exclude a finance lease gross up. See page 16.
3 From the first quarter of 2026, within underlying loans and advances to customers, UK private bank has been presented separately (having previously been presented within Retail other). Comparative periods have been represented on a consistent basis.
4 In the third quarter of 2026, the Group migrated certain clients with a net movement from Corporate and Institutional Banking to Business and Commercial Banking. Comparative periods have been represented on a consistent basis.
5 Includes central fair value hedge accounting adjustments.
6 From the first quarter of 2026, within customer deposits, Retail UK savings accounts and Retail Europe have been presented separately (having previously been presented together as Retail savings accounts). Comparative periods have been represented on a consistent basis.
7 Renamed from the first quarter of 2026, previously Wealth.

GROUP RESULTS – STATUTORY BASIS

The results below are prepared in accordance with the recognition and measurement principles of IFRS® Accounting Standards. The underlying basis results are shown on page 2.

Summary income statement	Nine months ended 30 Sep 2026 £m	Nine months ended 30 Sep 2025 £m	Change %

Net interest income	10,827	9,808	10
Other income	5,257	4,444	18
Total income	16,084	14,252	13
Operating expenses	(8,533)	(8,955)	5
Impairment	(926)	(619)	(50)
Profit before tax	6,625	4,678	42
Tax expense	(1,790)	(1,356)	(32)
Profit after tax	4,835	3,322	46

Profit attributable to ordinary shareholders	4,432	2,892	53
Profit attributable to other equity holders	334	365	(8)
Profit attributable to non-controlling interests	69	65	6
Profit after tax	4,835	3,322	46
Ordinary shares in issue (weighted-average – basic)	58,285m	60,070m	(3)
Basic earnings per share	7.6p	4.8p	2.8p

Summary balance sheet	At 30 Sep 2026 £m	At 30 Jun 2026 £m	Change %	At 31 Dec 2025 £m	Change %
Assets
Cash and balances at central banks	55,919	61,530	(9)	56,661	(1)
Financial assets at fair value through profit or loss	254,977	258,373	(1)	240,413	6
Derivative financial instruments	23,732	20,731	14	19,727	20
Financial assets at amortised cost	577,499	570,802	1	553,672	4
Financial assets at fair value through other comprehensive income	39,811	40,428	(2)	36,320	10
Other assets	43,202	42,293	2	37,279	16
Total assets	995,140	994,157		944,072	5
Liabilities
Deposits from banks	8,417	8,208	3	5,779	46
Customer deposits	502,777	500,859		496,457	1
Repurchase agreements at amortised cost	45,837	45,400	1	38,570	19
Financial liabilities at fair value through profit or loss	32,452	31,310	4	27,909	16
Derivative financial instruments	21,481	17,826	21	16,132	33
Debt securities in issue at amortised cost	92,477	90,853	2	78,271	18
Liabilities arising from insurance and participating investment contracts	143,874	143,566		135,284	6
Liabilities arising from non-participating investment contracts	62,077	66,639	(7)	61,640	1
Third party interests in consolidated funds1	14,048	14,255	(1)	12,781	10
Other liabilities1	17,325	18,769	(8)	13,488	28
Subordinated liabilities	8,404	9,235	(9)	9,894	(15)
Total liabilities	949,169	946,920		896,205	6
Total equity	45,971	47,237	(3)	47,867	(4)
Total equity and liabilities	995,140	994,157		944,072	5

1 Third party interests in consolidated funds, previously reported within other liabilities, is now shown separately. Comparative periods have been represented on a consistent basis.

REVIEW OF PERFORMANCE

Income statement - underlying basisA

The Group’s statutory profit before tax for the first nine months of 2026 was £6,625 million, 42% higher than in the first nine months of 2025, reflecting higher total income and a lower remediation charge, partially offset by higher charges for operating lease depreciation and impairment. Profit after tax was £4,835 million and earnings per share were 7.6 pence (nine months ended 30 September 2025: £3,322 million and 4.8 pence respectively).

The Group’s underlying profit was £6,582 million in the first nine months of 2026, up 36% versus the prior year (nine months to 30 September 2025: £4,851 million). The first nine months benefitted from higher underlying net interest income, higher underlying other income and a lower remediation charge, partially offset by higher charges for operating lease depreciation and impairment. Underlying profit in the third quarter was up 7% versus the second quarter of 2026.

Net incomeA

Net income of £14,819 million was up 9% compared to the first nine months of 2025, with higher underlying net interest income and higher underlying other income, partially offset by an increased charge for operating lease depreciation. Net income in the third quarter of 2026 was up 2% compared to the second quarter.

Within net income, underlying net interest income of £11,084 million in the first nine months of 2026 was up 10% compared to the prior year (nine months to 30 September 2025: £10,106 million). This was supported by a higher banking net interest margin of 3.21% (nine months to 30 September 2025: 3.04%), driven by increased structural hedge income as maturing positions were reinvested at higher interest rates, partially offset by asset margin compression across portfolios, particularly in UK mortgages, and a competitive deposit market. Net interest income for the period was also supported by strong customer-led lending growth. The Group delivered continued, broad-based growth across the Retail business, with increases in UK mortgages (net of the impact of the securitisation of £1.8 billion of primarily legacy Retail mortgages in the second quarter), the unsecured lending businesses, the European retail business and UK Motor Finance. Within Commercial Banking, lending growth within Corporate and Institutional Banking was strong, with growth in Business and Commercial Banking partially offset by continued repayments of government-backed lending. Together, this resulted in average interest-earning banking assets in the first nine months increasing to £477.5 billion (nine months to 30 September 2025: £460.4 billion). Underlying net interest income in the first nine months of 2026 included a non-banking net interest expense of £386 million (nine months to 30 September 2025: £372 million). The Group guidance remains for underlying net interest income for 2026 to be greater than £14.9 billion. Current market conditions imply that this will be modestly above £14.9 billion.

Underlying net interest income of £3,806 million for the third quarter was up 3% compared to the second quarter of 2026 (three months to 30 June 2026: £3,709 million). A growing structural hedge contribution offset the impact of asset margin compression and a competitive deposit market. This resulted in a higher banking net interest margin of 3.25% in the third quarter compared to 3.22% in the second quarter of 2026, continuing positive margin momentum although at a slowing pace. Alongside, average interest-earning banking assets grew 1% to £481.0 billion (three months to 30 June 2026: £477.9 billion), reflecting growth across the Retail division, led by the unsecured lending businesses, UK Motor Finance and the European retail business, and growth in Corporate and Institutional Banking within Commercial Banking.

The Group manages the risk to earnings and capital from movements in interest rates by hedging the net liabilities which are stable or less sensitive to movements in rates. As at 30 September 2026, the notional balance of the sterling structural hedge was £246 billion (31 December 2025: £244 billion) with a weighted average life of approximately 3.75 years (31 December 2025: approximately 3.75 years). The £2 billion increase occurred in the first quarter, reflecting continued strong performance in hedge eligible balances, including personal current accounts. The notional balance remained stable in the third quarter. The Group generated £5.2 billion of total income from structural hedge balances in the first nine months of 2026 (nine months to 30 September 2025: £4.0 billion). The Group continues to expect structural hedge earnings to be greater than £7.0 billion in 2026 and greater than £8.0 billion in 2027, with earnings growth from the structural hedge expected to continue thereafter.

REVIEW OF PERFORMANCE (continued)

Income statement - underlying basisA (continued)

Underlying other income of £4,996 million in the first nine months of 2026 grew by 10% compared to the prior year (nine months to 30 September 2025: £4,526 million), with broad-based growth due to strengthening customer activity, the continued benefit of investments in strategic initiatives and the addition of Lloyds Wealth. This included an increase of 10% in Retail, driven by UK Motor Finance fleet growth and higher average vehicle rental value and a gain on the securitisation of primarily legacy mortgages. Within Commercial Banking, underlying other income decreased by 3% year-on-year, with higher revenues from increased transaction banking and loan markets activity more than offset by lower markets income, reflecting the impact of market volatility and macroeconomic uncertainty. Insurance, Pensions and Investments underlying other income was up 14%, driven by Lloyds Wealth and strong performance in the Workplace business, partially offset by increased general insurance claims, particularly given the industry-wide subsidence event. Equity Investments and Central Items benefitted from continued growth in Lloyds Living and strong realisations and net valuation gains in LDC, with the Group’s equity investment businesses up 29%.

Underlying other income in the third quarter was down 1% compared to the second quarter of 2026. This was primarily driven by increased claims related to the industry-wide subsidence event in Insurance, Pensions and Investments and lower markets income in Commercial Banking driven by continued macroeconomic volatility, whilst the second quarter benefitted from securitisation and LDC gains. This was all partly offset by continued growth within Retail, particularly by UK Motor Finance fleet growth and income from current accounts, alongside growth in Lloyds Living.

Operating lease depreciation of £1,261 million in the first nine months of 2026 was 17% higher than in the prior year (nine months to 30 September 2025: £1,075 million), given fleet growth, the depreciation of higher value vehicles and a second quarter charge for reduced used car prices, partially offset by continued risk mitigation. Operating lease depreciation was 7% lower in the third quarter compared to the second quarter, at £420 million, predominantly due to the non-repeat of the additional charge taken in the second quarter to reflect used car prices, offset by ongoing fleet growth.

Total costsA

Operating costs of £7,246 million were up 1% in the year to date (nine months to 30 September 2025: £7,176 million). This reflected business growth costs, inflationary pressures and costs related to Lloyds Wealth, largely offset by continued cost savings, a lower severance expense and plateauing investment as the current strategic cycle culminates. Operating costs in the third quarter were 1% lower than in the second quarter, driven primarily by a reduced depreciation charge and lower investment spend, offset by higher severance costs.

A remediation charge of £61 million was recognised by the Group in the first nine months of 2026 (nine months to 30 September 2025: £912 million) across a small number of programmes. The prior year included £800 million in relation to the potential impact of motor finance commission arrangements, taken in the third quarter of 2025. There have been no further charges relating to motor finance commission arrangements. The FCA published policy statement PS26/3 in March 2026 with final rules for its motor finance redress schemes. Four challenges to the FCA’s schemes have been raised, three by lenders and one by a consumer group. The implementation of the schemes has now been delayed, as the Upper Tribunal hearing in respect of those challenges is listed for hearing in the second half of February 2027. The Group will closely monitor the development of these challenges and consider any potential impact on the existing provision. Despite these uncertainties, as well as broader implications of any legal and/or regulatory developments, the current provision continues to represent the Group’s current best estimate of the potential impact of the motor finance issue.

Total costs, including remediation, of £7,307 million in the year to date were 10% lower than in the prior year (nine months to 30 September 2025: £8,088 million), with net income up 9%. The cost:income ratio was 49.3% (nine months to 30 September 2025: 59.7%). In the third quarter the cost:income ratio was 47.2%. The cost:income ratio excluding remediation for the first nine months of the year was 48.9% (nine months to 30 September 2025: 52.9%). For 2026, the Group continues to expect the cost:income ratio to be less than 50%, with operating costs of less than £9.9 billion.

REVIEW OF PERFORMANCE (continued)

Income statement - underlying basisA (continued)

Underlying impairmentA

The underlying impairment charge in the first nine months of 2026 was £930 million (nine months to 30 September 2025: £618 million), resulting in an asset quality ratio of 25 basis points. The pre-updated MES charge of £842 million (nine months to 30 September 2025: £591 million) is equivalent to an asset quality ratio of 23 basis points. The higher charge compared to the prior year is driven by model updates in both 2025 and 2026 and a more normalised level of impairment in 2026, along with balance sheet growth in Retail and lower one-off provision releases in Commercial Banking. The charge from updated multiple economic scenarios (MES) in the first nine months was £88 million (nine months to 30 September 2025: £27 million), reflecting the impact of the deterioration in the economic outlook due to the Middle East conflict. This is partially offset by the release of the £50 million post model adjustment for global tariff and political disruption risks within Commercial Banking in the first quarter, now considered to be adequately captured within macroeconomic assumptions and resulting modelled provisions.

The impairment charge in the third quarter of £313 million, equivalent to an asset quality ratio of 25 basis points, includes an £8 million MES impact, reflecting modest updates to the economic outlook including the impact of higher unsecured interest rates. The higher pre-updated MES charge includes charges in Commercial Banking following the reassessment of a small number of existing cases in default, partially offset by a benefit from model updates. Retail continues to reflect a normalised level of impairment, following model updates in prior periods. Credit performance remains strong and stable across Retail and Commercial Banking with arrears low and stable in all portfolios. The Group continues to expect the asset quality ratio to be c.25 basis points in 2026.

Restructuring, volatility and other items

Restructuring costs for the first nine months of 2026 were £51 million (nine months to 30 September 2025: £16 million), including charges related to Lloyds Wealth and Curve. Volatility and other items were a net gain of £94 million for the first nine months of 2026 (nine months to 30 September 2025: net loss of £157 million). This included a gain from market and other volatility of £217 million (nine months to 30 September 2025: loss of £51 million), as a result of positive market volatility, including the impact of policyholder tax which is offset within the Group’s tax line. This was partially offset by regular charges for the amortisation of purchased intangibles of £110 million (nine months to 30 September 2025: £61 million) and fair value unwind of £13 million (nine months to 30 September 2025: £45 million). The increase in amortisation of purchased intangibles includes costs relating to Lloyds Wealth and the acquisition of Curve in May 2026. The reduction in fair value unwind resulted from the maturity of certain debt instruments fair valued as part of the HBOS acquisition and the run-off of fair value adjustments relating to Tusker fleet assets in the second half of 2025.

The return on tangible equity for the period was 17.9% (nine months to 30 September 2025: 11.9%) and 19.5% for the third quarter (three months to 30 June 2026: 17.0%). The improvement in the quarter resulted from strong performance in profitability alongside a reduction in tangible net assets (see below). The Group continues to expect the return on tangible equity for 2026 to be greater than 16%.

In January 2026, the Board decided to return surplus capital in respect of 2025 through an ordinary share buyback programme of up to £1.75 billion. This launched on 30 January 2026 and completed on 24 September 2026, with c.1.7 billion ordinary shares repurchased at a cost of £1.75 billion. In July 2026, the Group announced a further ordinary share buyback of up to £1.0 billion. This launched on 31 July 2026 with 0.2 billion ordinary shares repurchased as at 30 September 2026, at a cost of £0.2 billion.

Tangible net assets per share at 30 September 2026 were 55.4 pence, down 1.6 pence in both the year to date and the third quarter. In the third quarter, increases from profit attributable to ordinary shareholders, the unwind of the ordinary share buyback accrual recognised in the second quarter and the reduction in shares in issue due to share buyback programmes were more than offset by capital distributions and the effect of higher longer-term rates impacting the cash flow hedge reserve.

The Group recognised a tax expense of £1,790 million in the first nine months of 2026 (nine months to 30 September 2025: £1,356 million), including £620 million in the third quarter, both representing an effective tax rate of 27%.

REVIEW OF PERFORMANCE (continued)

Balance sheet

In the first nine months of 2026, underlying loans and advances to customers of £495.5 billion increased by £14.4 billion (up 3%), or £16.0 billion excluding central movements, mainly the fair value hedge resulting from rising swap rates. Growth within Retail of £6.8 billion included an increase of £2.1 billion in UK mortgages (or £3.9 billion excluding the impact of a securitisation of £1.8 billion of primarily legacy Retail mortgages in the second quarter), alongside £4.4 billion of growth across credit cards, UK Retail unsecured loans, UK Motor Finance and the European retail business. Securitisation activity is conducted to manage risk on the balance sheet and to offset regulatory capital pressures, where market opportunities allow net present value positive transactions for the Group. Within Commercial Banking, lending balances increased by £9.2 billion in the first nine months of 2026, reflecting broad-based growth in Corporate and Institutional Banking and Business and Commercial Banking, net of continued government-backed lending repayments.

Underlying loans and advances to customers increased by £4.0 billion in the third quarter, or £5.1 billion excluding central movements, mainly the fair value hedge resulting from rising swap rates. Retail underlying loans and advances to customers increased by £1.8 billion, with broad-based growth across Retail lending products, while Commercial Banking balances increased by £3.3 billion reflecting broad-based growth in both Corporate and Institutional Banking and Business and Commercial Banking, net of continued government-backed lending repayments.

Customer deposits of £502.8 billion increased by £6.3 billion in the first nine months of 2026 (up 1%). Retail deposits of £321.5 billion were down by £3.7 billion, driven by lower Retail UK savings account balances largely in the first quarter, due to disciplined pricing in the context of a competitive deposit market. Retail UK current account balances were up £1.0 billion, supported by the strength of the Group’s franchise and proposition. Commercial Banking deposits of £180.7 billion increased by £9.6 billion in the first nine months of 2026, with growth in targeted sectors.

Customer deposits grew by £1.9 billion in the third quarter, driven by growth in Commercial Banking. Retail deposits remained broadly stable, with growth in UK deposits, up £0.2 billion, more than offset by reduced Retail Europe deposits, down £0.5 billion, as the Group balances funding needs with pricing discipline in competitive markets. Within Retail, current account balances grew by £0.6 billion increasing the Group’s market share of balances and deepening relationships in this core product. Commercial Banking deposits increased by £2.1 billion in the third quarter, with growth in targeted sectors.

Open book assets under administration (AuA) in Insurance, Pensions and Investments stood at £247 billion as at 30 September 2026. The Group saw a net outflow of £2.0 billion during the first nine months of 2026 in open book AuA, due to the expected exit of two schemes in the third quarter.

The Group has a large, high quality liquid asset portfolio held mainly in cash and government bonds, with all assets hedged for interest rate risk. The Group’s liquid assets continue to significantly exceed regulatory requirements and internal risk appetite, with a strong, stable liquidity coverage ratio of 143% at 30 September 2026 (31 December 2025: 145%) and a net stable funding ratio of 123% (31 December 2025: 124%). The loan to deposit ratio of 99% (31 December 2025: 97%), slightly up versus 31 December 2025, continues to reflect a robust funding and liquidity position.

The underlying expected credit loss (ECL) allowance reduced slightly in the first nine months to £3,254 million (31 December 2025: £3,353 million). This reflected the derecognition of mortgage assets after a securitisation transaction in the second quarter and reductions from quarterly model calibrations, partially offset by an increase driven by the updated economic outlook.

REVIEW OF PERFORMANCE (continued)

Capital

The Group’s CET1 capital ratio at 30 September 2026 was 13.3% (31 December 2025: 13.2% pro forma). Capital generation during the first nine months of the year was 153 basis points (45 basis points in the third quarter). This largely reflects strong banking build and the £100 million interim ordinary dividend received from the Insurance business in June 2026, partially offset by risk-weighted asset increases driven mainly by customer lending. The impact of the interim ordinary dividend paid and the foreseeable ordinary dividend accrual equated to 88 basis points, with a further 44 basis points to cover the ordinary share buyback programme of up to £1.0 billion, announced in July 2026. The acquisition of Curve, completed in May 2026, utilised 7 basis points of capital. The Group continues to expect capital generation in 2026 of greater than 200 basis points.

Risk-weighted assets increased by £11.9 billion to £247.4 billion at 30 September 2026 (31 December 2025: £235.5 billion), largely reflecting the impact of strong lending growth and market and other movements, partially offset by continued optimisation including risk transfer and securitisation activity across Commercial Banking and Retail. In the third quarter, risk-weighted assets increased by £5.6 billion, largely reflecting the impact of customer and bank lending growth in a period of limited optimisation.

The Group continues to expect the initial impact of Basel 3.1 implementation on 1 January 2027 to result in a Day 1 risk-weighted assets reduction in the range of c.£6 billion to c.£8 billion. The Group’s Retail secured CRD IV models remain subject to review and approval by the PRA and therefore uncertainty remains on the final outcome.

The PRA provided an update on the Group’s Pillar 2A CET1 capital requirement during the third quarter. From 1 January 2027 the requirement will reduce to c.1.2% of risk-weighted assets, reflecting the implementation of Basel 3.1. The current requirement of c.1.4% of risk-weighted assets will continue to apply until 31 December 2026. The Group’s total regulatory CET1 capital requirement remains c.12% of risk-weighted assets. The Board’s view of the ongoing level of total CET1 capital required to grow the business, meet current and future regulatory requirements and cover economic and business uncertainties remains c.13.0%. This includes a management buffer of c.1%. The Board intends to pay down to the CET1 capital target of c.13.0% by the end of 2026.

ADDITIONAL INFORMATION

Capital generation

Pro forma CET1 ratio as at 31 December 2025A,1	13.2%
Banking build (bps)2	188
Insurance dividend (bps)	4
Risk-weighted assets (bps)	(68)
Other movements (bps)3	29
Capital generation (bps)	153
Ordinary dividend (bps)4	(88)
Share buyback (bps)5	(44)
Curve acquisition (bps)	(7)
CET1 ratio as at 30 September 2026	13.3%

1 31 December 2025 pro forma CET1 ratio reflects the full impact of the share buyback in respect of 2025, announced in January 2026.
2 Includes impairment charge and excess regulatory expected losses.
3 Includes share-based payments and market volatility.
4 Reflects the impact of the interim ordinary dividend paid in September 2026 and the foreseeable ordinary dividend accrual.
5 Reflects the full impact of the share buyback in respect of the first half of 2026, announced in July 2026.

Underlying impairmentA

	Nine months ended 30 Sep 2026 £m	Nine months ended 30 Sep 2025 £m	Change %	Three months ended 30 Sep 2026 £m	Three months ended 30 Sep 2025 £m	Change %

Charges (credits) pre-updated MES1
Retail	760	627	(21)	272	201	(35)
Commercial Banking	81	(36)		33	(61)
Other	1	–		–	–
	842	591	(42)	305	140
Updated economic outlook (MES)
Retail	84	(42)		7	42	83
Commercial Banking	4	69	94	1	(6)
	88	27		8	36	78
Underlying impairment chargeA	930	618	(50)	313	176	(78)

Asset quality ratioA	0.25%	0.18%	7bp	0.25%	0.15%	10bp

1 Impairment charges excluding the impact from the updated economic outlook (multiple economic scenarios, MES) taken each quarter.

ADDITIONAL INFORMATION (continued)

Loans and advances to customers and expected credit loss allowance – underlyingA basis

At 30 September 2026	Stage 1 £m	Stage 2 £m	Stage 3 £m	Total £m	Stage 2 as % of total	Stage 3 as % of total

Loans and advances to customers
UK mortgages1	289,535	31,286	5,088	325,909	9.6	1.6
Credit cards	16,601	2,183	320	19,104	11.4	1.7
UK unsecured loans and overdrafts	11,249	1,462	215	12,926	11.3	1.7
UK Motor Finance2	15,099	2,613	149	17,861	14.6	0.8
Other	23,014	400	140	23,554	1.7	0.6
Retail	355,498	37,944	5,912	399,354	9.5	1.5
Business and Commercial Banking	25,547	3,549	1,030	30,126	11.8	3.4
Corporate and Institutional Banking	67,493	2,039	680	70,212	2.9	1.0
Commercial Banking	93,040	5,588	1,710	100,338	5.6	1.7
Equity Investments and Central Items3	(1,141)	–	–	(1,141)
Total gross lending	447,397	43,532	7,622	498,551	8.7	1.5

Customer related ECL allowance (drawn and undrawn)
UK mortgages1	57	218	449	724
Credit cards	223	288	160	671
UK unsecured loans and overdrafts	157	216	116	489
UK Motor Finance4	206	141	77	424
Other	20	10	33	63
Retail	663	873	835	2,371
Business and Commercial Banking	77	154	130	361
Corporate and Institutional Banking	79	111	319	509
Commercial Banking	156	265	449	870
Equity Investments and Central Items	–	–	–	–
Total	819	1,138	1,284	3,241

Customer related ECL allowance (drawn and undrawn) as a percentage of loans and advances to customers5
	Stage 1%	Stage 2%	Stage 3%	Total%
UK mortgages	–	0.7	8.8	0.2
Credit cards	1.3	13.2	52.6	3.5
UK unsecured loans and overdrafts	1.4	14.8	57.4	3.8
UK Motor Finance	1.4	5.4	51.7	2.4
Other	0.1	2.5	23.6	0.3
Retail	0.2	2.3	14.2	0.6
Business and Commercial Banking	0.3	4.3	15.7	1.2
Corporate and Institutional Banking	0.1	5.4	46.9	0.7
Commercial Banking	0.2	4.7	29.8	0.9
Equity Investments and Central Items		–	–
Total	0.2	2.6	17.4	0.7

1 UK mortgages balances on an underlying basisA exclude the impact of the HBOS acquisition-related adjustments.
2 UK Motor Finance balances on an underlying basisA exclude a finance lease gross up.
3 Contains central fair value hedge accounting adjustments.
4 UK Motor Finance includes £228 million relating to provisions against residual values of vehicles subject to finance leases.
5 Stage 3 and Total exclude loans in recoveries in credit cards of £16 million, UK unsecured loans and overdrafts of £13 million and Business and Commercial Banking of £201 million.

ADDITIONAL INFORMATION (continued)

Total ECL allowance by scenario – underlying basisA

The following table shows the Group’s ECL for the probability-weighted, upside, base case, downside and severe downside scenarios.

Underlying basisA	Probability- weighted £m	Upside £m	Base case £m	Downside £m	Severe downside £m

At 30 September 2026	3,254	2,582	2,969	3,617	5,031
At 31 December 2025	3,353	2,591	2,987	3,797	5,400

Base case and MES economic assumptions

The Group’s base case economic scenario has been updated to reflect events through to the balance sheet date, including ongoing geopolitical developments. The Group has included updated assumptions for energy prices and conflict-related impacts in its quarter-end base case conditioning assumptions.

Incorporating the economic data published in the third quarter of 2026, the Group’s base case scenario is for an ongoing expansion in gross domestic product (GDP), modest gains in residential and commercial property prices alongside a small increase in the unemployment rate. Recent increases in energy prices imply increased inflationary pressures, warranting an upward adjustment in Bank Rate of 25 basis points in November 2026. However, the terminal rate assumption remains unchanged at 3.50%, reaching that level in the second half of 2028. Risks around this base case economic view lie in both directions and are largely captured by the generation of alternative economic scenarios.

The Group’s approach to generating alternative economic scenarios is set out in detail in note 21 to the financial statements of the Group’s 2025 Annual Report and Accounts. The Group has taken into account the latest available information at the reporting date in defining its base case scenario and generating alternative economic scenarios. The scenarios include forecasts for key variables as of the third quarter of 2026. Actuals for this period, or restatements of past data, may have since emerged prior to publication and have not been included.

UK economic assumptions – base case scenario by quarter

Key quarterly assumptions made by the Group in the base case scenario are shown below. GDP growth is presented quarter-on-quarter. House price growth, commercial real estate price growth and CPI inflation are presented year-on-year, i.e. from the equivalent quarter in the previous year. Unemployment rate and UK Bank Rate are presented as at the end of each quarter.

At 30 September 2026	First quarter 2026%	Second quarter 2026%	Third quarter 2026%	Fourth quarter 2026%	First quarter 2027%	Second quarter 2027%	Third quarter 2027%	Fourth quarter 2027%

Gross domestic product growth	0.6	0.4	0.3	0.2	0.2	0.3	0.3	0.3
Unemployment rate	5.0	4.9	5.0	5.1	5.3	5.3	5.3	5.2
House price growth	0.8	0.6	0.3	0.7	0.5	1.0	1.6	1.7
Commercial real estate price growth	0.8	0.3	(0.3)	(0.6)	(0.9)	(0.8)	(0.7)	(0.4)
UK Bank Rate	3.75	3.75	3.75	4.00	4.00	4.00	4.00	4.00
CPI inflation	3.1	2.8	3.0	3.6	4.3	3.7	2.9	2.3

ADDITIONAL INFORMATION (continued)

Base case and MES economic assumptions (continued)

UK economic assumptions – scenarios by year
Key annual assumptions made by the Group are shown below. GDP growth and CPI inflation are presented as an annual change, house price growth and commercial real estate price growth are presented as the growth in the respective indices within the period. Unemployment rate and UK Bank Rate are averages for the period.

At 30 September 2026	2026%	2027%	2028%	2029%	2030%	2026-2030 average %

Upside
Gross domestic product growth	1.4	2.5	1.9	1.6	1.7	1.8
Unemployment rate	4.9	3.7	3.1	3.0	3.3	3.6
House price growth	1.1	4.3	8.1	7.7	6.5	5.5
Commercial real estate price growth	0.7	8.3	4.4	2.7	1.3	3.5
UK Bank Rate	3.81	4.91	5.21	5.36	5.58	4.98
CPI inflation	3.1	3.3	1.9	2.6	3.0	2.8

Base case
Gross domestic product growth	1.3	1.1	1.3	1.5	1.7	1.4
Unemployment rate	5.0	5.3	5.0	4.7	4.7	4.9
House price growth	0.7	1.7	2.2	2.9	3.6	2.2
Commercial real estate price growth	(0.6)	(0.4)	1.0	1.0	0.5	0.3
UK Bank Rate	3.81	4.00	3.63	3.50	3.50	3.69
CPI inflation	3.1	3.3	1.6	1.8	2.0	2.4

Downside
Gross domestic product growth	1.2	(0.8)	0.2	1.3	1.7	0.7
Unemployment rate	5.1	7.1	7.5	7.0	6.8	6.7
House price growth	0.4	(1.3)	(5.1)	(3.8)	(1.0)	(2.2)
Commercial real estate price growth	(2.0)	(10.3)	(4.3)	(2.4)	(2.0)	(4.3)
UK Bank Rate	3.81	2.92	1.52	1.06	0.80	2.02
CPI inflation	3.1	3.2	1.2	0.8	0.7	1.8

Severe downside
Gross domestic product growth	1.0	(3.1)	(0.8)	1.1	1.6	(0.1)
Unemployment rate	5.4	9.5	10.4	9.7	9.2	8.8
House price growth	0.0	(3.2)	(12.4)	(10.8)	(6.4)	(6.7)
Commercial real estate price growth	(4.0)	(20.9)	(10.2)	(7.7)	(5.7)	(9.9)
UK Bank Rate	3.81	1.53	0.16	0.04	0.01	1.11
CPI inflation	3.1	3.2	0.7	(0.4)	(0.9)	1.1

Probability-weighted
Gross domestic product growth	1.2	0.6	0.9	1.4	1.7	1.2
Unemployment rate	5.0	5.8	5.7	5.4	5.4	5.5
House price growth	0.7	1.1	0.3	1.0	2.1	1.0
Commercial real estate price growth	(1.0)	(2.8)	(0.7)	(0.4)	(0.7)	(1.1)
UK Bank Rate	3.81	3.70	3.12	2.98	2.97	3.32
CPI inflation	3.1	3.3	1.5	1.5	1.6	2.2

ALTERNATIVE PERFORMANCE MEASURES

The statutory results are supplemented with a number of metrics that are used throughout the banking and insurance industries on an underlying basis. A description of these measures and their calculation, which remain materially unchanged since the year-end, is set out on pages 62 to 67 of the Group’s 2025 Full Year Results news release.

	Nine months ended 30 Sep 2026 £m	Nine months ended 30 Sep 2025 £m

Banking net interest marginA
Underlying net interest incomeA (£m)	11,084	10,106
Remove non-banking underlying net interest expense (£m)	386	372
Banking underlying net interest income (£m)	11,470	10,478

Loans and advances to customers (£bn)	495.6	477.5
Remove finance lease gross up1 (£bn)	(0.1)	(0.4)
Underlying loans and advances to customersA (£bn)	495.5	477.1
Add back:
Expected credit loss allowance (drawn) (£bn)	2.9	3.1
Acquisition related fair value adjustments (£bn)	0.1	0.1
Underlying gross loans and advances to customers (£bn)	498.5	480.3
Adjustment for non-banking and other items:
Fee-based loans and advances (£bn)	(15.2)	(11.4)
Other (£bn)	2.2	0.2
Interest-earning banking assets (£bn)	485.5	469.1
Averaging (£bn)	(8.0)	(8.7)
Average interest-earning banking assetsA (£bn)	477.5	460.4

Banking net interest marginA	3.21%	3.04%

1 The finance lease gross up represents a statutory accounting adjustment required under IFRS 9 to recognise a continuing involvement asset following the partial derecognition of a component of the Group's finance lease book via a securitisation in the third quarter of 2024.

	Nine months ended 30 Sep 2026 £m	Nine months ended 30 Sep 2025 £m

Return on tangible equityA
Profit attributable to ordinary shareholders (£m)	4,432	2,892

Average ordinary shareholders’ equity (£bn)	41.4	40.2
Remove average goodwill and other intangible assets (£bn)	(8.3)	(7.8)
Average tangible equity (£bn)	33.1	32.4

Return on tangible equityA	17.9%	11.9%

KEY DATES

2026 preliminary results	28 January 2027
2026 annual report and accounts published	4 February 2027
Q1 2027 results	29 April 2027
2027 half year results	28 July 2027
Q3 2027 results	27 October 2027

BASIS OF PRESENTATION

This release covers the results of Lloyds Banking Group plc together with its subsidiaries (the Group) for the nine months ended 30 September 2026. Unless otherwise stated, income statement commentaries throughout this document compare the nine months ended 30 September 2026 to the nine months ended 30 September 2025 and the balance sheet analysis compares balances at 30 September 2026 to balances at 31 December 2025. The Group uses a number of alternative performance measures, including underlying profit, in the discussion of its business performance and financial position. These measures are labelled with a superscript ‘A’ throughout this document. Further information on these measures is set out above. Unless otherwise stated, commentary on page 1 is given on an underlying basis. The Group’s Q3 2026 Interim Pillar 3 disclosures can be found at: www.lloydsbankinggroup.com/investors/financial-downloads.html.

FORWARD-LOOKING STATEMENTS

This document contains certain forward-looking statements within the meaning of Section 21E of the US Securities Exchange Act of 1934, as amended, and section 27A of the US Securities Act of 1933, as amended, with respect to the business, strategy, plans and/or results of Lloyds Banking Group plc together with its subsidiaries (the Group) and its current goals and expectations. Statements that are not historical or current facts, including statements about the Group’s or its directors’ and/or management’s beliefs and expectations, are forward-looking statements. Words such as, without limitation, ‘believes’, ‘achieves’, ‘anticipates’, ‘estimates’, ‘expects’, ‘targets’, ‘should’, ‘intends’, ‘aims’, ‘projects’, ‘plans’, ‘potential’, ‘will’, ‘would’, ‘could’, ‘considered’, ‘likely’, ‘may’, ‘seek’, ‘estimate’, ‘probability’, ‘goal’, ‘objective’, ‘deliver’, ‘endeavour’, ‘prospects’, ‘optimistic’ and similar expressions or variations on these expressions are intended to identify forward-looking statements. These statements concern or may affect future matters, including but not limited to: projections or expectations of the Group’s future financial position, including profit attributable to shareholders, provisions, economic profit, dividends, capital structure, portfolios, net interest margin, capital ratios, liquidity, risk-weighted assets (RWAs), expenditures or any other financial items or ratios; litigation, regulatory and governmental investigations; the Group’s future financial performance; the level and extent of future impairments and write-downs; the Group’s ESG targets and/or commitments; statements of plans, objectives or goals of the Group or its management and other statements that are not historical fact and statements of assumptions underlying such statements. By their nature, forward-looking statements involve risk and uncertainty because they relate to events and depend upon circumstances that will or may occur in the future. Factors that could cause actual business, strategy, targets, plans and/or results (including but not limited to the payment of dividends) to differ materially from forward-looking statements include, but are not limited to: general economic and business conditions in the UK and internationally (including in relation to tariffs); imposed and threatened tariffs and changes to global trade policies; acts of hostility or terrorism and responses to those acts, or other such events; geopolitical unpredictability; the war between Russia and Ukraine; the escalation of conflicts in the Middle East; the tensions between China and Taiwan; political instability including as a result of any UK general election; market related risks, trends and developments; changes in client and consumer behaviour and demand; exposure to counterparty risk; the ability to access sufficient sources of capital, liquidity and funding when required; changes to the Group’s credit ratings; fluctuations in interest rates, inflation, exchange rates, stock markets and currencies; volatility in credit markets; volatility in the price of the Group’s securities; natural pandemic and other disasters; risks concerning borrower and counterparty credit quality; risks affecting insurance business and defined benefit pension schemes; changes in laws, regulations, practices and accounting standards or taxation; changes to regulatory capital or liquidity requirements and similar contingencies; the policies and actions of governmental or regulatory authorities or courts together with any resulting impact on the future structure of the Group; risks associated with the Group’s compliance with a wide range of laws and regulations; assessment related to resolution planning requirements; risks related to regulatory actions which may be taken in the event of a bank or Group failure; exposure to legal, regulatory or competition proceedings, investigations or complaints; failure to comply with anti-money laundering, counter terrorist financing, anti-bribery and sanctions regulations; failure to prevent or detect any illegal or improper activities; operational risks including risks as a result of the failure of third party suppliers; conduct risk; risks related to new and emerging technologies, including artificial intelligence; technological changes and risks to the security of IT and operational infrastructure, systems, data and information resulting from increased threat of cyber and other attacks; technological failure; inadequate or failed internal or external processes or systems; risks relating to ESG matters, such as climate change (and achieving climate change ambitions) and decarbonisation, including the Group’s ability along with the government and other stakeholders to measure, manage and mitigate the impacts of climate change effectively, and human rights issues; the impact of competitive conditions; failure to attract, retain and develop high calibre talent; the ability to achieve strategic objectives; the ability to derive cost savings and other benefits including, but without limitation, as a result of any acquisitions, disposals and other strategic transactions; inability to capture accurately the expected value from acquisitions; assumptions and estimates that form the basis of the Group’s financial statements; and potential changes in dividend policy. A number of these influences and factors are beyond the Group’s control. Please refer to the latest Annual Report on Form 20-F filed by Lloyds Banking Group plc with the US Securities and Exchange Commission (the SEC), which is available on the SEC’s website at www.sec.gov, for a discussion of certain factors and risks. Lloyds Banking Group plc may also make or disclose written and/or oral forward-looking statements in other written materials and in oral statements made by the directors, officers or employees of Lloyds Banking Group plc to third parties, including financial analysts. Except as required by any applicable law or regulation, the forward-looking statements contained in this document are made as of today’s date, and the Group expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements contained in this document whether as a result of new information, future events or otherwise. The information, statements and opinions contained in this document do not constitute a public offer under any applicable law or an offer to sell any securities or financial instruments or any advice or recommendation with respect to such securities or financial instruments.

CONTACTS

For further information please contact:

INVESTORS AND ANALYSTS

Douglas Radcliffe

Group Investor Relations Director

douglas.radcliffe@lloydsbanking.com

Rohith Chandra-Rajan

Director of Investor Relations

rohith.chandra-rajan@lloydsbanking.com

Nora Thoden

Director of Investor Relations – ESG

nora.thoden@lloydsbanking.com

Stefan Tutino

Investor Relations Senior Manager

stefan.tutino@lloydsbanking.com

CORPORATE AFFAIRS

Matt Smith

Head of Media Relations

matt.smith@lloydsbanking.com

Emma Fairhurst

Media Relations Senior Manager

emma.fairhurst@lloydsbanking.com

Copies of this News Release may be obtained from:
Investor Relations, Lloyds Banking Group plc, 33 Old Broad Street, London, EC2N 1HZ
The statement can also be found on the Group’s website – www.lloydsbankinggroup.com

Registered office: Lloyds Banking Group plc, The Mound, Edinburgh, EH1 1YZ
Registered in Scotland No. SC095000
LEI 549300PPXHEU2JF0AM85

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LLOYDS BANKING GROUP plc
 (Registrant)

By: Douglas Radcliffe
Name: Douglas Radcliffe
Title: Group Investor Relations Director

Date: 29 October 2026